Exhibit 3.01
CYCLACEL PHARMACEUTICALS, INC.

AMENDMENT NO. 1
TO THE AMENDED AND RESTATED BYLAWS

     The following amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Cyclacel Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), has been duly authorized, approved, and adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:
1. Amendment. The Bylaws of Cyclacel Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), are hereby amended by striking out Section 3.2 thereof and by substituting in lieu of said Section the following new Section 3.2:
3.2 Number of Directors.
The number of directors constituting the entire Board of Directors shall be not less than one (1) nor more than nine (9).
Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these Bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director’s term of office expires.
2. Effect of Amendment. Except as amended by this Amendment, the Bylaws shall remain in full force and effect in accordance with their terms. From and after the date hereof, all references made in the Bylaws to the Bylaws shall be a reference to the Bylaws as amended by this Amendment.
Signed this 4th day of September, 2008

Cyclacel Pharmaceuticals, Inc.
By:	/s/ Paul McBarron
	Name:	Paul McBarron
	Title:	Executive Vice President,
Finance & Chief Operating Officer